CHEMBIO
DIAGNOSTICS, INC.

CORPORATE FACT SHEET

November 2016

STOCK INFORMATION (at November 7, 2016)

Ticker:	**CEMI**
Exchange:	**Nasdaq**
Share Price:	**$7.00/share**
Market Cap:	**$83.90 Million**

CORPORATE HIGHLIGHTS

Global Provider of High Quality POC
Infectious Disease Assays
- Sales in 43 countries

Patented DPP® (Dual Path Platform)
Technology
- Multiple products sold into Latin America and U.S.
- Lead Product: DPP® HIV 1/2 Assay for Blood/Oral Fluid
- FDA Approved & CLIA-Waived

Future Pipeline of DPP® POC Assays
(currently in internal development)
- HIV-Syphilis Combination Assay (U.S.)
- Malaria Assay

Ongoing Collaborations and Development
Projects for:
- Malaria (oral fluid/saliva)
- Zika
- Dengue Fever
- Chikungunya
- Fever Panel
- Ebola
- Traumatic Brain Injury
- Cancer (specific form)
- Bovine Tuberculosis

COMPANY SNAPSHOT

Chembio Diagnostics, Inc. (NASDAQ: CEMI) develops, manufactures, licenses and markets rapid diagnostic assays in the growing $8.0 billion point-of-care (POC) testing market. In addition to its branded and proprietary HIV assays, which it sells in the U.S. and internationally, the Company has several ongoing collaborations for the development of diagnostic assays for Malaria, Dengue Fever, Zika, Ebola and other febrile illness, flu immunostatus, brain injury and a specific form of cancer.

Dual Path Platform (DPP®) is Chembio's patented POC technology, which offers significant advantages over lateral-flow technologies including enhanced sensitivity and the ability to conduct multiple tests from a single sample (multiplexing). DPP® continues to provide Chembio with a growing pipeline of business opportunities for the development and manufacture of new products.

CHEMBIO'S LEAD PRODUCTS

DPP® HIV-Syphilis Assay*
*available in selected non-U.S. markets
- Rapid, muliplex detection of HIV 1, HIV 2, and syphilis using a single sample



DPP® HIV 1/2 Assay
- Rapid detection of HIV 1 and HIV 2 antibodies in oral fluid and all blood matrices



HIV 1/2 STAT-PAK® Assay
- Single-use, rapid, visual detection of HIV 1 and HIV 2 antibodies



SURE CHECK® HIV 1/2 Assay
- Self-contained, single-use collection & testing device



CHEMBIO'S DPP® DUAL PATH PLATFORM

- Patented technology
- Allows improved sensitivity and specificity compared to lateral flow technology
- Enables multiple test results via a single blood sample (e.g., HIV-Syphilis Combo Assay)
- Utilized with DPP® Micro Reader for improved results
- Offers application within infectious disease and potential for a number of other indications



DPP® Micro Reader





Screening Assays



Confirmatory/Multiplex Assays



Sexually Transmitted Diseases

HIV
- Approximately 37 million people living with HIV/AIDS worldwide (2015)
- More than 1.1 million people in the U.S. are living with HIV infection, and approximately 1 in 8 are unaware of their infection

Syphilis
- Approximately 12 million people globally become ill with syphilis annually (2015)
- From 2005-2013, syphilis cases in the U.S. nearly doubled, from 8,724 to 16,663

Fever Diseases

Malaria
- Approximately 214 million Malaria infections and 438,000 deaths annually (2015)

Dengue Fever
- Approximately 100 million Dengue infections annually with 40% of the world population at risk (2013)

Ebola
- Approximately 28,000 infections and 11,000 deaths in 2014 – 2015

Zika
- In February 2016, WHO declared the Zika virus a 'public health emergency of international concern,' as the virus spread to more than twenty countries.

DPP® PIPELINE & COLLABORATORS

Chembio Current Internal Development:
- DPP® HIV-Syphilis Assay (U.S. market)
- DPP® Malaria Assay
- DPP® Chikungunya Assay

Current Development Collaborations:
- DPP® Dengue Fever – Undisclosed collaborator
- DPP® Ebola & Febrile Illness – CDC Research Agreement
- DPP® Fever Panel – The Paul G. Allen Ebola Program
- DPP® Malaria OF/Saliva– The Bill and Melina Gates Foundation
- DPP® Zika Assay – The Paul G. Allen Family Foundation & HHS/BARDA
- DPP® Zika/Dengue/Chikungunya Assay – HHS/BARDA (option)
- DPP® Traumatic Brain Injury – Perseus Science Group LLC
- DPP® Cancer (a specific form) – Undisclosed collaborator
- DPP® BovidTB Assay – U.S. Department of Agriculture

Tech Transfer and Distribution:
- DPP® technology for Geenius™ HIV 1/2 Confirmatory Assay – Bio Rad
- DPP® product distribution in Brazil – Oswaldo Cruz Foundation
- DPP® co-branding and distribution in Brazil – Labtest Diagnostica SA
- DPP® tech transfer, manufacture and distribution in Malaysia – RVR

SENIOR EXECUTIVE OFFICERS

John J. Sperzel III	*Chief Executive Officer*
Javan Esfandiari, M.S.	*Chief Science & Technology Officer*
Richard Larkin, CPA	*Chief Financial Officer*
Sharon Klugewicz, M.S.	*President, Americas Region*
Robert Passas, Ph.D.	*President, EMEA & APAC Regions*

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
631-924-1135
www.chembio.com

Company Contact
Susan Norcott
Chembio Diagnostics, Inc.
631-924-1135, ext. 125
snorcott@chembio.com

Investor Relations
Stephanie Diaz
Vida Strategic Partners
415-675-7401
sdiaz@vidasp.com